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                            November 6, 2023

       Benjamin Urban
       Chief Executive Officer
       DIRTT Environmental Solutions Ltd.
       7303 30th Street S.E.
       CalgaryAlberta, Canada T2C 1N6

                                                        Re: DIRTT Environmental
Solutions Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed October 26,
2023
                                                            File No. 333-275172

       Dear Benjamin Urban:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       The Rights Offering, page 3

   1. Please clarify both here and on your prospectus cover page whether the Common Shares underlying your
Subscription Rights are also being registered in this offering.
       Questions and Answers Relating to the Rights Offering
       Where will the Rights and Common Shares issuable upon the exercise of the Rights be listed for trading?, page 9

   2. You indicate on page 21 that your Subscription Rights are expected to be listed on the
                                                        TSX, but are not
expected to be traded on a U.S. securities exchange. We note that your
                                                        Common Shares currently
are quoted on the OTC Pink and traded through the over-the-
                                                        counter markets in the
United States. Please clarify here and on page 21 whether your
                                                        Subscription Rights
will be quoted on the OTC Pink and traded through the over-the-
 Benjamin Urban
DIRTT Environmental Solutions Ltd.
November 6, 2023
Page 2
       counter markets in the United States. If not, clarify the difficulty of rightholders to sell or transfer their Subscription Rights.
Who are the holders of 10% or more of our securities before and after the Offering?, page 12

3. We note that two principal shareholders, 22NW and 726 Group, have a combined 39.5%
       ownership in your total Common Shares currently outstanding, and have a beneficial ownership of 44.6% including Common Shares underlying convertible debentures. Please clarify the impact to you and your corporate governance, and related risks involving control and concentration of ownership, should 22NW and 726 Group collectively own a majority of the Common Shares outstanding after the offering and exercise of any subscription rights.
How to Complete the Rights Subscription Form, page 15

4. We note that shareholders wishing to subscribe and exercise their Basic and Additional
       Subscription Privileges must do so in one payment. Please provide a more detailed explanation as to how shareholders are to calculate the amount of shares they are to submit for their Additional Subscription Privileges if they want to maximize their allocation. Also clarify the mechanics of how the pro-rata distribution will occur, such as providing an illustrative example. If shareholders may participate in multiple rounds of
       Additional Subscription Privilege sales as the number of Additional Subscribers are known, please clarify.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Edwin Kim at 202-551-3297 or Jeff Kauten at 202-551-3447 with any other questions.



                                                               Sincerely,
FirstName LastNameBenjamin Urban
                                                               Division of
Corporation Finance
Comapany NameDIRTT Environmental Solutions Ltd.
                                                               Office of
Technology
November 6, 2023 Page 2
cc:       Robert L. Kimball
FirstName LastName